UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average
SCHEDULE 13D	burden hours per response: 14.5

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Patrick Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

703343103

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703343103

1.	Names of Reporting Persons Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,774,469

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,774,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,774,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 703343103

1.	Names of Reporting Persons Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,774,469

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,774,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,774,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 693,620

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 693,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 693,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 703343103

1.	Names of Reporting Persons Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 693,620

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 693,620

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 693,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 703343103

1.	Names of Reporting Persons Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,468,089

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,468,089

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,468,089

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D is being filed by the Reporting Persons to amend the Schedule 13D originally filed on September 19, 2005 (the “Original 13D”), as amended on April 10, 2007, May 18, 2007, September 25, 2007 and March 18, 2008 (the Original 13D, together with the amendments, the “Schedule 13D”), relating to the common stock, no par value, of Patrick Industries, Inc.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Patrick Industries, Inc. (the “Company”).  The Company’s principal executive offices are located at 107 West Franklin Street, Elkhart, Indiana 46515.

Item 2.	Identity and Background

(a)  This statement is filed by:

         (i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

         (ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

         (iii) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership (“TMF”), with respect to shares of Common Stock directly owned by it;

         (iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock directly owned by TMF; and

          (v) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TMF.

         The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TCP, TCM, TMF and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)  The principal business of each of TMF and TCP is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.  Mr. Gendell serves as the managing member of TCM and TCO.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.  TMF is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Shares of Common Stock purchased by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons anticipate that shares of Common Stock that they will purchase pursuant to their obligations under the 2008 Standby Purchase Agreement, as amended by the SPA Amendment (as both are hereinafter defined), will also be purchased with working capital and on margin.  The Reporting Persons’ margin transactions shall be with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.  Mr. Gendell, TCO and TCM do not directly own any shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting persons acquired the shares of Common Stock for investment purposes and in the ordinary course of business. The Reporting Persons’ acquisition of Common Stock pursuant to the 2008 Standby Purchase Agreement, as amended by the SPA Amendment, will also be for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

On March 10, 2008, the Company, TCP and TMF entered into a Standby Purchase Agreement (the “2008 Standby Purchase Agreement”).  Pursuant to the 2008 Standby Purchase Agreement, TCP and TMF agreed to certain standby commitments with regard to the Company’s planned rights offering to its shareholders (the “Rights Offering”) that replaced a rights offering that was previously announced by the Company.  Under the 2008 Standby Purchase Agreement, TCP and TMF agreed to purchase (i)  their pro rata portions of the shares of Common Stock offered in the Rights Offering, and (ii) any shares of Common Stock that have not been purchased by the Company’s other shareholders at the close of the Rights Offering.

On April 8, 2008, the Company, TCP and TMF entered into a First Amendment to Standby Purchase Agreement (the “SPA Amendment”), under which the parties agreed to increase the size of the planned Rights Offering, as described in greater detail in Item 6.

In addition, on March 10, 2008, the Company, TCP and TMF also entered into a Securities Purchase Agreement (the “New Securities Purchase Agreement”), pursuant to which, on March 12, 2008, TCP purchased 900,000 newly issued shares of Common Stock from the Company for $7.00 per share, for a purchase price of $6,300,000, and TMF purchased 225,000 newly issued shares of Common Stock from the Company for $7.00 per share, for a purchase price of $1,575,000, resulting in an aggregate purchase of 1,125,000 newly issued shares of Common Stock from the Company (the “Shares”) with a total purchase price of $7,875,000.  The Company used the net proceeds from the sale of the Shares to prepay principal and pay related accrued interest under the Notes (as hereinafter defined).  Proceeds from the Rights Offering are intended to be used to prepay the remaining principal amount under the Notes, to pay related accrued interest and to reduce borrowings under the Company’s senior secured credit facility.

Pursuant to a Securities Purchase Agreement by and among TCP, TMF and the Company, dated April 10, 2007 (the “Initial Securities Purchase Agreement”), the Company sold an aggregate of 980,000 shares of Common Stock to TCP and TMF for an aggregate purchase price of $11,025,000 and received interim debt financing through the issuance of Senior Subordinated Promissory Notes to TCP and TMF in the aggregate principal amount of $13,975,000 (the “Notes”).  The Company used the proceeds from the sale of Common Stock and the issuance of the Notes to complete the acquisition by the Company of Adorn Holdings, Inc., which was completed on May 18, 2007.  As described in greater detail in Item 6, pursuant to the Initial Securities Purchase Agreement, so long as the Reporting Persons hold a certain percentage of Common Stock, they have the right to appoint up to two nominees to the Company’s Board of Directors.  As of the date hereof, the Reporting Persons have not appointed any directors to the Company’s Board of Directors.  The Company also agreed that by the date of its 2008 Annual Meeting of Shareholders, it will have limited the number of directors serving on its board to no more than nine, which obligation shall continue for so long as the Reporting Persons have the right to appoint a director to the Company’s Board of Directors.   The rights of the Reporting Persons to appoint directors and the obligations of the Company to limit the size of its Board were affirmed in the New Securities Purchase Agreement.

In connection with the issuance of the shares to the Reporting Persons in May 2007 and March 2008, and the proposed acquisition of Common Stock by the Reporting Persons pursuant to the 2008 Standby Purchase Agreement, as amended by the SPA Amendment, the Company amended its Rights Agreement (the “Rights Agreement”), dated as of March 21, 2006, as amended, with National City Bank, as Rights Agent, to permit such acquisitions by the Reporting Persons.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

A. Tontine Capital Partners, L.P.

      (a)  Aggregate number of shares beneficially owned: 2,774,469.   Percentage: 38.8%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 7,144,118 shares of Common Stock issued and outstanding as of March 28, 2008 (as reflected in the Company’s Preliminary Proxy Statement filed with the SEC on April 10, 2008).

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  2,774,469

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  2,774,469

      (c)  TCP did not enter into any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D on March 18, 2008.

      (d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

      (e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

      (a)  Aggregate number of shares beneficially owned:  2,774,469.   Percentage:  38.8%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  2,774,469

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  2,774,469

      (c)  TCM did not enter into any transactions in the Common Stock of the Company within the last sixty days.

      (d)  Not applicable.

      (e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

      (a)  Aggregate number of shares beneficially owned: 693,620.   Percentage: 9.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  693,620

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  693,620

      (c)  TCO did not enter into any transactions in the Common Stock of the Company since the filing of Amendment 4 to this Schedule 13D on March 18, 2008.

      (d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

      (e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

      (a)  Aggregate number of shares beneficially owned: 693,620.   Percentage: 9.7%.

      (b)  1. Sole power to vote or direct vote: -0-

             2. Shared power to vote or direct vote:  : 693,620

             3. Sole power to dispose or direct the disposition: -0-

             4. Shared power to dispose or direct the disposition:  : 693,620

      (c)  TCO has not entered into any transactions in the Common Stock of the Company within the last sixty days.

      (d)  Not applicable.

      (e)  Not applicable.

E.  Jeffrey L. Gendell

      (a)  Aggregate number of shares beneficially owned: 3,468,089.   Percentage: 48.5%.

      (b)  1. Sole power to vote or direct vote:  -0-

             2. Shared power to vote or direct vote:  3,468,089

             3. Sole power to dispose or direct the disposition:  -0-

             4. Shared power to dispose or direct the disposition:  3,468,089

      (c)  Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A. Initial Securities Purchase Agreement

On April 10, 2007, TCP, TMF and the Company entered into the Initial Securities Purchase Agreement, pursuant to which the Company (i) sold an aggregate of 980,000 newly issued shares of Common Stock at $11.25 per share to TCP and TMF for an aggregate purchase price of $11,025,000.00 and (ii) issued the Notes in the aggregate principal amount of $13,975,000.  The transactions contemplated by the Initial Securities Purchase Agreement were consummated on May 18, 2007.  Pursuant to the Initial Securities Purchase Agreement, the Company used the proceeds from the sale of the Common Stock and the issuance of the Notes to TCP and TMF to complete its acquisition of Adorn Holdings, Inc., which was also consummated on May 18, 2007.  Under the Initial Securities Purchase Agreement, so long as the Reporting Persons (i) hold between 7.5% and 14.9% of the Common Stock then outstanding, they have the right to appoint one nominee to the Company’s Board of Directors and (ii) hold at least 15.0% of the Common Stock then outstanding, they have the right to appoint two nominees to the Company’s Board of Directors.  The Company agreed to limit, by the date of the Company’s 2008 Annual Meeting of Shareholders, the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint a director to the Company’s Board.  Under the terms of the Initial Securities Purchase Agreement, the sale of the Common Stock was subject to certain conditions, including, among others, (i) the execution of the Registration Rights Agreement as described in greater detail in this Item 6 below; (ii) that the Company amend its Rights Agreement; and (iii) that all of the conditions necessary for the acquisition of Adorn Holdings, Inc. were satisfied.  In addition, pursuant to the Initial Securities Purchase Agreement, the Company approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons would not be subject to certain restrictions set forth in the Indiana Business Corporation Law (the “IBCL”).  The Company also agreed that it would not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) would not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.  The Initial Securities Purchase Agreement also contained standard representations and warranties, as well as other customary terms and conditions.

B.  New Securities Purchase Agreement

On March 10, 2008, the Company, TCP and TMF entered into the New Securities Purchase Agreement, pursuant to which TCP agreed to purchase 900,000 shares of Common Stock from the Company for $7.00 per share, for a total purchase price of $6,300,000, and TMF agreed to purchase 225,000 shares of Common Stock from the Company for $7.00 per share, for a total purchase price of $1,575,000.  Under the New Securities Purchase Agreement, the Company agreed that it would use the proceeds from the sale of the Shares to prepay a portion of the outstanding principal and pay related accrued interest under the Notes.  The transactions contemplated by the New Securities Purchase Agreement were consummated on March 12, 2008.  Pursuant to the New Securities Purchase Agreement, the parties affirmed certain rights granted to TCP and TMF under the Initial Securities Purchase Agreement related to the right of TCP and TMF to appoint members of the Company’s Board of Directors and the Company’s obligations to limit the size of its Board of Directors.  These rights and obligations are set forth in greater detail in the description of the Initial Securities Purchase Agreement above.  The obligations of TCP and TMF under the New Securities Purchase Agreement were subject to certain conditions, including, among others, that as of the closing of the transactions contemplated by the New Securities Purchase Agreement: (i) irrevocable resolutions shall have been adopted by the Company’s Board of Directors that opt out of the control share provisions of the IBCL, (ii) that the Company shall have amended its Rights Agreement to accommodate the issuance and sale of Common Stock pursuant to the New Securities Purchase Agreement, (iii) the Company shall not have amended its bylaws to opt in to the control share provisions of the IBCL, and (iv) the parties will have executed the 2008 Standby Purchase Agreement.  The Company also agreed that it would use its best efforts to ensure that the acquisition of the Shares would not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority.   The New Securities Purchase Agreement also contained standard representations and warranties, as well as other customary terms and conditions.   Pursuant to the Registration Rights Agreement, the shares of Common Stock purchased by TCP and TMF pursuant to the New Securities Purchase Agreement will be eligible to be registered for resale.

C. 2008 Standby Purchase Agreement

On March 10, 2008, TCP, TMF and the Company entered into the 2008 Standby Purchase Agreement, pursuant to which TCP and TMF agreed to certain standby commitments with regard to the Company’s planned Rights Offering, which initially consisted of 1,125,000 shares of Common Stock.  In connection with the Rights Offering, the Company intends to grant each of its shareholders one right to purchase a fraction of a share of Common Stock from the Company for each share of Common Stock owned by the shareholder as of a yet to-be-determined record date at a subscription price of $7.00 per whole share.  As described in more detail below, TCP, TMF and the Company subsequently entered into the SPA Amendment, under which the parties agreed to increase the size of the planned Rights Offering.  Pursuant to the 2008 Standby Purchase Agreement, TCP and TMF have agreed to purchase (i) their pro rata portion of shares of Common Stock being offered by the Company in the Rights Offering, and (ii) any shares of Common Stock that have not been purchased by the Company’s other shareholders at the close of the Rights Offering (the “Unsubscribed Shares”).  TCP and TMF will pay the same price per share for the Unsubscribed Shares as the subscription price per share offered in the Company’s Rights Offering.  TCP and TMF have reserved the right to determine the allocation of the Unsubscribed Shares purchased by them so long as they purchase 100% of the Unsubscribed Shares in the aggregate.  Pursuant to the Registration Rights Agreement, the shares of Common Stock purchased by TCP and TMF pursuant to the 2008 Standby Purchase Agreement will be eligible to be registered for resale.  Under the terms of the 2008 Standby Purchase Agreement, the obligations of TCP and TMF to purchase their pro rata portions of the shares in the Rights Offering or the Unsubscribed Shares is subject to certain conditions, including, among others, that as of the closing of the transactions contemplated by the 2008 Standby Purchase Agreement (i) the Company will have taken all necessary actions such that the purchase of Common Stock by TCP and TMF will not be subject to certain restrictions set forth in Section 18 and 19 of Chapter 43 the IBCL; (ii) the Company will not have amended its bylaws to opt in to the control-share provisions of the IBCL; (iii) the Company will have amended the Rights Agreement to accommodate the issuance and sale of Common Stock pursuant to the 2008 Standby Purchase Agreement; and (iv) the Company, TCP and TMF shall have entered into the New Securities Purchase Agreement.  The 2008 Standby Purchase Agreement also contains standard representations and warranties, as well as other customary terms and conditions.  It is intended that, among other things, the proceeds from the Rights Offering will be used to prepay the remaining principal amount under the Notes and to pay related accrued interest.

D.  First Amendment to Standby Purchase Agreement

On April 8, 2008, TCP, TMF and the Company entered into the SPA Amendment.  Pursuant to the SPA Amendment, the parties agreed to, among other things, increase the size of the planned Rights Offering by the Company to 1,850,000 shares of Common Stock of the Company, which will continue to be offered at a subscription price of $7.00 per whole share.

E. Amended and Restated Registration Rights Agreement

On May 18, 2007, TCP, TMF and the Company entered into an Amended and Restated Registration Rights Agreement

(the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Company is required to file a shelf registration statement and grant to TCP and TMF (and their qualifying transferees) certain demand and “piggyback” registration rights in connection with shares of Common Stock held by them or acquired in the future.  The registration rights granted under the Registration Rights Agreement terminate with respect to TCP and TMF (and any of their qualifying transferees) when such party no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, the Company has agreed to pay all expenses incident to its performance of or compliance with the Registration Rights Agreement, including the reasonable fees and expenses of counsel retained by the holders of registrable securities requested to be included in a registration statement.

F. Notes

On May 18, 2007, pursuant to the Initial Securities Purchase Agreement, TCP and TMF provided interim debt financing in the aggregate principal amount of $13,975,000.00 (of which $2,795,000 was provided by TMF and $11,180,000 was provided by TCP), in exchange for the Notes issued by the Company in like principal amount.  The Notes have a term of three years and provide for repayment as follows: (i) on the first anniversary, 10% of the original principal amount, (ii) on the second anniversary, 40% of the original principal amount and (iii) a final payment of the outstanding principal balance together with any accrued and unpaid interest thereon due at maturity.  Interest is payable in cash or in kind at a rate of 9.5% per annum for the first year and 13.5% per annum for the period thereafter.  The Notes are unsecured and subordinate to the Company’s Senior Debt (as defined in the Notes).  Pursuant to the New Securities Purchase Agreement, on March 12, 2008, the Company used the proceeds from the sale of the Shares to (i) prepay $6,300,000 of principal and pay related accrued interest under the Note held by TCP, and (ii) prepay $1,575,000 of principal and pay related accrued interest under the Note held by TMF.

The foregoing summaries of the Initial Securities Purchase Agreement, the New Securities Purchase Agreement, the 2008 Standby Purchase Agreement, the SPA Amendment, the Registration Rights Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 7, which are incorporated by reference herein.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.  Securities Purchase Agreement dated as of April 10, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.  (Previously filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed on April 18, 2007.)

2.  Securities Purchase Agreement dated as of March 10, 2008, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.  (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on March 18, 2008.)

3.  Standby Purchase Agreement dated as of March 10, 2008, by and among Patrick Industries, Inc., Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P.  (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on March 18, 2008.)

4.  First Amendment to Standby Purchase Agreement dated as of April 8, 2008, by and among Patrick Industries, Inc., Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P.

5.  Amended and Restated Registration Rights Agreement dated as of May 18, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Patrick Industries, Inc.  (Previously filed as Exhibit 2 to the Reporting Persons’ Schedule 13D filed on May 24, 2007.)

6.  Senior Subordinated Promissory Note by Patrick Industries, Inc. in favor of Tontine Capital Partners, L.P. dated as of May 18, 2007, in the amount of $11,180,000.  (Previously filed as Exhibit 3 to the Reporting Persons’ Schedule 13D filed on May 24, 2007.)

7.  Senior Subordinated Promissory Note by Patrick Industries, Inc. in favor of Tontine Capital Overseas Master Fund, L.P. dated as of May 18, 2007, in the amount of $2,795,000.  (Previously filed as Exhibit 4 to the Reporting Persons’ Schedule 13D filed on May 24, 2007.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 16, 2008
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of
Tontine Capital Management, L.L.C., general partner of
Tontine Capital Partners, L.P., and as managing member
of Tontine Capital Overseas GP, L.L.C., general partner
of Tontine Capital Overseas Master Fund, L.P.

Name/Title